

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

<u>Via Email</u>
Mr. David Cutler
Chief Financial Officer
U.S. Precious Metals, Inc.
176 Route 9 North, Suite 306
Marlboro, New Jersey 07728

   Re: U.S. Precious Metals, Inc.
       Form 8-K
       Filed May 19, 2014
       File No. 000-50703

Dear Mr. Cutler:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Julie Marlowe

          Julie Marlowe
          Staff Accountant